

June 7, 2012

Via E-Mail
George F. McKenzie
Chief Executive Officer
Washington Real Estate Investment Trust
6110 Executive Boulevard, Suite 800
Rockville, MD   20852

> **Re: Washington Real Estate Investment Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-06622**

Dear Mr. McKenzie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 27, 2012

Dividends, page 46

1. We note your response to comment 3 in our letter dated May 23, 2012. To the extent the board believes that a dividend cut is reasonably probable, based on its analysis of the factors you have indicated you will disclose in future filings, please consider updating in future Exchange Act periodic reports your dividend cut risk factor to reflect the heightened risk of a dividend cut based on then current operating performance.

Consolidated Statements of Income, page 63

2. We note your response to comment eight in our letter dated May 23, 2012 relating to the presentation of impairment charge below real estate operating income. We note that your support for this presentation is that the impairment charge was primarily on land held for development. Please note that the provisions for real estate held and used in ASC 360-10-45-4 also apply to real estate held for development as indicated in ASC 970-360-35-3. We continue to believe that the presentation of this impairment charge in real estate operating income is appropriate. Please revise your presentation in future filings.

3. We note your response to comment nine in our letter dated May 23, 2012 relating to the presentation of acquisition costs below real estate operating income. Given the nature of your business and your history of making acquisitions we continue to believe that the presentation of acquisition costs in real estate operating income is appropriate. Please revise your presentation in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief